PETROSONIC ENERGY, INC.

July 24, 2013

VIA EDGAR

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re: Petrosonic Energy, Inc.

Registration Statement on Form S-1

Filed February 11, 2013

File No. File No. 333-186580

Dear Mr. Reynolds:

This letter is in response to your letter dated March 9, 2013 to Petrosonic Energy, Inc. (the “Company”) regarding the Company’s Registration Statement on Form S-1. For your ease of reference, we have repeated the comments included in your letter immediately above each response. In conjunction with this letter, the Company is providing amendment number 2 to the Form S-1 (the “Amendment”) for your review.

General

1. We note that Note 5 in the Notes to the Financial Statements for Petrosonic Albania SHA indicates that Sonoro Energy Ltd. received 60,000 common shares from Petrosonic Albania SHA in exchange for Sonoro Energy’s heavy oil technology license as of December 31, 2011. Please advise us of the value of the consideration paid to Sonoro Energy Ltd. as of December 31, 2011 for the license of the heavy oil technology. Specifically address the valuation of the 60,000 shares of common stock from Petrosonic Albania SHA. We may have further comment.

The 60,000 shares were issued to one of the founders at inception. The fair value of the common shares at inception was determined to be nominal. The license was valued at the contributor’s basis which was zero. Please also see our response to comment 58.

2. We note that the website of Petrosonic Energy contains a presentation with a title “Petrosonic Energy December 2012”. The presentation is at http://www.petrosonic.net/i/pdf/presentations/PSON-Corp-Presentation.pdf. We also note that the company presents financial summary information in the presentation on page 21 in a Summary Financial Table. We do not understand the company’s basis for making these projections regarding the number of units in production, the annual volume, the amount of revenues, net income and free cash flow that will be generated in years 1 through year 5. We note the assumption that total barrels processed is based on 1,000 bbl per day unit, 360 day year at 90% efficiency. Given that the company has no history of revenues from operations, has a limited operating history, that the company expects to incur significant losses into the foreseeable future, and that there is no assurance that the company will ever generate any revenues or ever achieve profitability, we do not understand your reasonable basis for making these projections. Absent a reasonable basis for these projections, such as historical operations and processing rates or historical operating trends that support these projections, you must revise your presentation to delete these projections. Projections must be reasonably objective and have persuasive support. See Item 10 of Regulation S-K. Please revise to delete the projections or present all required disclosure including the basis for all assumptions. We may have further comment.

We have removed the presentation from our website.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 24, 2013

Prospectus Summary, page 1

3. Please expand your disclosure in this section to briefly describe the nature and extent of your present operations, summarize the milestones you seek to accomplish during the foreseeable future, and disclose when you anticipate engaging in revenue generating activities. Please see the instruction to Item 503(a) of Regulation S-K for guidance.

We have revised the disclosure as you requested. Please see page 1 of the Amendment.

4. Please revise to address the ownership and relationships between Petrosonic Energy, Inc., Sonoro Energy Ltd., Petrosonic Albania Sha., and Albnafta, Ltd. Specifically address the acquisition of assets from Sonoro Energy Ltd. on July 27, 2012 and the material terms of the acquisition including the payments for the asset acquisition. Also briefly address, in this section, any licensing agreements between the companies and clarify any other important relationships between these companies. Clarify the ownership of Petrosonic Albania Sha. Please consider adding a diagram showing the corporate structure of Petrosonic Energy, Inc. and the other companies to better help the investors understand the noted transactions. We may have further comment.

We have revised this disclosure as you requested. Please see page 20 of the Amendment.

Risk Factors, page 3

5. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them. Please revise to delete the fourth sentence of the first paragraph relating to unidentified risks.

We have revised the paragraph as you requested. Please see page 3 of the Amendment.

6. Please add a risk factor regarding your auditor’s report, which expresses substantial doubt about your ability to continue as a going concern.

We have added this risk factor, as you requested. Please see page 3 of the Amendment.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 24, 2013

We have incurred losses in prior periods …, page 3

7. Please revise to indicate the amount of company losses through September 30, 2012.

We have revised this risk factor, as you requested. Please see page 3 of the Amendment.

Our future is dependent upon our ability to obtain financing …, page 3

8. Please revise to indicate, to the extent known, the amount of funding needed within the next 12 months to sustain your business operations, to pay the fees and expenses of operating as a public company and establishing your processing facilities in Albania.

We have revised this risk factor as you requested. Please see page 3 of the Amendment.

Because we may never earn revenues from our operations …, page 3

9. Please revise to briefly indicate how long the company has been in existence.

We have revised the risk factor, as you requested. Please see page 3 of the Amendment.

Management of our Company is within the control of the board of directors and the officers . . ., page 9

10. Please revise to clarify who beneficially owns 31.5% of the company’s common stock.

We have revised the disclosure as you requested. Please see page 9 of the Amendment.

If we issue additional shares in the future . . ., page 11

11. Please reconcile your disclosure in this risk factor regarding the two consultants with your disclosure on page 12 that you have agreements with three consultants.

We have revised the disclosure as you requested. Please see page 11 of the Amendment.

Market for Common Equity and Related Stockholder Matters, page 11

12. Please revise to state the range of high and low bid information for the company’s common stock for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included. (Emphasis added)

We have revised the disclosure as you requested. Please see page 11 of the Amendment.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 24, 2013

13. Please revise to include price information as of the latest practicable date.

We have revised the disclosure as you requested. Please see page 11 of the Amendment.

Dividends, page 12

14. Please revise to indicate the amount of your retained earnings deficit that limits your ability to pay dividends.

We have revised the information to include the amount of our retained earnings deficit. Please see page 12 of the Amendment.

Shares That May Be Sold In The Future, page 12

15. Please revise to identify the three consultants and to briefly indicate the services provided by each of the consultants for the shares of common stock to be received by each of them.

We have revised the disclosure as you requested. Please see page 12 of the Amendment.

16. Briefly clarify who holds the outstanding warrants to purchase 615,000 shares of the company’s common stock.

We have included the information you requested. Please see page 12 of the Amendment.

Management’s Discussion and Analysis . . ., page 13

History, page 13

17. We note that the penultimate paragraph of page 13 defines Petrosonic Albania Sha. as the “Business” and indicates that your disclosure in the prospectus will be about this entity. You then only use that defined term in the sentence that immediately follows. Most of the prospectus appears to use the term “Petrosonic Albania” to describe the business. For the sake of clarity, to the extent you intend to refer to Petrosonic Albania Sha. as “Petrosonic Albania,” please revise the aforementioned defined term accordingly. Furthermore, please refer to Petrosonic Albania Sha. as your subsidiary when it is first discussed.

We have deleted the definition of “Business” as you requested and we have revised the “Overview” discussion. Please see pages 13, 14 and 15 of the Amendment.

18. Please identify the “Albanian partner” referred to in the last paragraph of this section.

We have revised the “Overview” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. As a result of these revisions, the term “Albanian partner” has been deleted. The Albanian partner is Albnafta, a corporation wholly owned by Art Agolli. The information regarding the office is included in the section of the Amendment titled “Certain Relationships and Related Transactions and Director Independence”.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 24, 2013

19. We note your statement that “for a complete description of the Transaction, and the Purchase Agreement please refer to the Form 8-K we filed with … on July 31, 2012.” Please revise your document to address, in an appropriate location, the material terms of the transaction with Sonoro Energy Ltd. including the asset purchase from Sonoro Energy Ltd. and the consideration paid for the technology to treat and upgrade heavy oil by sonicated solvent de-asphalting.

We have expanded the discussion to include additional information regarding the Transaction. Please see page 20 of the Amendment.

20. We note your statement that the company’s office in Fier, Albania is offered to the company free of charge by the Albanian partner until the company has the requisite funding in place for a lease agreement. Please revise to identify the Albanian partner and clarify the terms and ownership of the partnership with the ‘Albanian partner’. To the extent appropriate, describe the transaction with such partner in your related party transaction disclosure on page 37.

As noted in our response to comment 18, we have revised the disclosure resulting in the deletion of the term “Albanian partner” in this section of the prospectus and included it in the section of the prospectus titled “Certain Relationships and Related Transactions and Director Independence”.

Operation Plans and Business Focus, page 14

21. Rather than merely repeating much of the disclosure already provided under Our Business, please revise your disclosure in this section to discuss the milestones and the time frame for each milestone in your plan of operations up to the point where you anticipate generating revenues from your business. In this regard, also discuss the anticipated costs of each milestone, and the expected sources of funds.

We have revised the disclosure as you requested. Please see pages 21 and 22 of the Amendment.

22. We note your disclosure on page 15 that you expect to expand your facilities over the next 3-5 years to 15,000 barrels per day. Please also describe how you anticipate funding such expansion.

We have deleted this disclosure from the discussion.

23. We note your statements that “5,000 barrels of oil per day (“bopd”) this would equate to increased revenues of approximately $6/barrel (BBL) or around $11 million per year (based on $100/bbl brent oil)” and “Petrosonic expects to expand its facilities over the next 3 to 5 years to 15,000 bopd as Albanian oil production increases.” We note that you also make these projections in the Operation Plans and Business Focus section on page 23. Please revise to provide a reasonable basis for these projections. We are unclear as to the reasonable basis for these projections considering that the company has not operated any facility to upgrade heavy oil through the rapid de-asphalting by sonication of the oil. Additionally, the company has not generated any revenues from operations and has incurred losses from operations to date. Absent a reasonable basis for these projections, such as historical processing rates or historical operating trends that support your projections, you must revise your documents to delete these projections.

We have deleted this information, as you requested.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 24, 2013

24. We note your disclosure that “the Company will appeal the expired priority claim to reinstate the priority claim” regarding the United States patent application. Please clarify the meaning of your statement. Has the company’s priority claim already expired? We may have further comment.

The priority claim had expired and we have revised the disclosure to indicate that. Please see page 30 of the Amendment. On April 10, 2013 the Company was advised that the U.S. Patent and Trademark Office granted its request and the utility patent is currently awaiting examination.

Recent Developments, page 17

25. Please revise the description of your January 16, 2013 private placement to identify the placement agent who received $215,000 in commissions and the two-year warrants for 275,000 shares of common stock at $0.50 per share.

We have revised this disclosure as you requested. Please see page 14 of the Amendment.

26. Expand your disclosure regarding the contract with Pavli Valle Inc. to indicate the location of the heavy oil processing plant and the costs associated with your contract with Pavli Valle Inc. Also file the contract as an exhibit to the registration statement pursuant to Item 601 of Regulation S-K.

We have revised the disclosure as you requested. Please see page 15 of the Amendment. The agreement has been filed as exhibit 10.9.

27. We note your reference to a “world leader” in emulsification in the first paragraph of page 18. Please revise to identify the company who signed a cooperation agreement with the Petrosonic in the quarter ended September 30, 2012. Describe the material terms of the cooperation agreement. File the cooperation agreement with the private emulsion technology company as an exhibit to the registration statement or advise us why the agreement is not required to be filed pursuant to Item 601 of Regulation S-K. We may have further comment.

We have revised the disclosure as you requested. Please see page 15 of the Amendment. The agreement has been filed as exhibit 10.18.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 24, 2013

Limited Operating History; Need for Additional Capital, page 18

28. We note your statement that “our cash needs are primarily for working capital to develop our operations.” Please revise to indicate the amount of working capital of the company as of September 30, 2012.

We have revised the disclosure as you requested. Please see page 16 of the Amendment.

Liquidity and Capital Resources, page 18

29. Please revise your disclosure in this section to address how you intend to fund the estimated $55,015 cost of this offering.

We have revised the disclosure as you requested. Please see page 17 of the Amendment.

30. Please revise to clarify the maturity date of the convertible debentures with Sierra Growth, Inc. having a $365,000 face value during the nine months ended September 30, 2012.

We have revised the disclosure to indicate the maturity date of all five of the debentures. Please see page 13 of the Amendment.

Our Business, page 22

Overview of Our Business, page 22

31. We note your brief references to your Richmond and Turin facilities. To the extent such facilities are material, please expand your disclosure in the prospectus to address the nature of such facilities and your plans for them.

We do not have facilities in either Richmond or Turin. Instead, we have equipment at each of those locations. Please see our response to comment 42 below. We have revised this information to make it understandable to the reader. Please see page 20 of the Amendment.

Operation Plans and Business Focus, page 23

32. We note your statement that “while revenue per facility will be less (estimated at 50%), no capital and minimal support will be required.” We are unclear as to the reasonable basis for this projection of the amount of revenue per facility. Absent a reasonable basis for this projection, you must revise your document to delete this projection.

We have deleted this projection, as you requested.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 24, 2013

Key Success Factors

33. We note your reference to the development and distribution of asphalt within the market in the third bullet point of this section. You do not appear to address your plans for distributing asphalt elsewhere in the prospectus. Please revise under Our Business as appropriate to discuss your anticipated principal products and services and the distribution methods of such services. Please refer to Item 101(h)(4) for guidance.

We have deleted the reference to the development and distribution of asphalt from the bullet points included on page 22 of the Amendment. We have included a paragraph following the bullet points which explains that, while we are considering selling the asphaltines generated by our processing, we are not currently engaged in this business opportunity. Please see page 22 of the Amendment.

The Industry, page 24

34. Please supplementally provide us with copies of the various sources you cite in this section.

Copies of our sources have been previously provided.

35. We note that you support certain disclosure by reference to Schlumberger’s website. The link you provide does not appear to be the source of all of such disclosure. To the extent you drew such information from other pages on that website, please provide the full, correct link.

On June 10, 2013 we provided you with other sources of information that supported the information on the Schlumberger site. We have since deleted the citations in the Amendment.

Oil Sands Production in Canada, page 27

36. Please revise to clarify the relevance of the “multibillion dollar opportunity” described in this section to your business.

We have revised the disclosure as you requested. Please see page 26 of the Amendment.

Petrosonic Opportunity, page 28

37. Please revise to clarify the reference to “economic infrastructure stimulus measures being implemented.”

We have revised the disclosure to clarify the reference to the economic infrastructure stimulus measures. Please see page 26 of the Amendment.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 24, 2013

Petrosonic Heavy Oil Process Patents, page 32

38. Please revise here and throughout the prospectus to clearly distinguish between your patents and your patent applications. For example, you refer to your “patented” Sonoprocess and “patented” electromagnetic drive in various locations, but then you provide a list of provisional and PCT applications in this section. Please revise accordingly and also disclose the duration of such intellectual property. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

We have revised the disclosure to delete the word “patented”, since no patent has yet been issued to the Company.

Disadvantages of Petrosonic Process/Technology, page 33

39. We note your disclosure in the third paragraph of this section regarding the design of the equipment being based on an estimation of the required solvent and type of crude oil. Please expand your disclosure regarding the necessity for regional variations in the designs of your equipment and the types of delays that could result from different variations.

We revised this disclosure to exclude crude oil from the discussion because variations in crude oil will not have any significant adverse impact on our de-asphalting operations. We have also expanded the discussion regarding the variations in solvents. Please see page 31 of the Amendment.

Employees, page 34

40. Please revise to indicate the number of consultants used by the company and briefly indicate the consulting services provided to the company.

Both the number of consultants and the services provided by them has been disclosed on pages 12 and 32 of the Amendment.

Environmental Laws and Regulations, page 34

41. Please expand your disclosure in this section to discuss the specific laws applicable to your business and their effect on your business. Also, discuss when you plan to apply for the fire permit in Albania and provide an update on the status of the environmental permit. Finally, discuss governmental regulations on your business in Canada and Italy to the extent material.

We have revised the disclosure to discuss the requirements of Albanian environmental laws and the current status of the fire permit, which has been issued. Please see page 32 of the Amendment.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 24, 2013

Properties, page 34

42. Please revise your disclosure in this section to discuss your Sonoprocess facility in Richmond, British Columbia and your solvent recovery system located in Turin, Italy. In this regard, discuss the suitability, adequacy, productive capacity and extent of utilization of your facilities, not just the suitability of your facilities for “management operations.” Please see instruction 1 to Item 102 of Regulation S-K.

As noted above, the Company does not have a Sonoprocess facility in Richmond, British Columbia or a solvent recovery system located in Turin, Italy. The Company has a sonicator (sonic reactor) located in Sonoro’s facility in Richmond, British Columbia and it had a solvent recovery unit, which is an air exchanger, located in a facility in Turin, Italy. The solvent recovery unit has been moved to the Company’s facility in Albania.

43. Please revise to identify the director who is allowing the company to use his office without charge. Also identify the Albanian partner who is allowing the company to use its office space without charge until the company signs a lease agreement.

As noted in our responses to comment 20, the “Albanian partner” is Albnafta Ltd., an entity wholly owned by Mr. Agolli.

Directors and Executive Officers, page 35

44. We note that both of your officers appear to also work for other companies. Please disclose the number of hours per week they intend to devote to your business.

We have included this information as to Mr. Agolli, who is our sole officer. Please see page ___ of the Amendment.

Business Experience, page 35

45. Please revise your description of Mr. Agolli’s business experience to provide the business experience for the last five years as required by Item 401(e)(1) of Regulation S-K. We note the gap from August 2008 to February 2009. Please also clarify Mr. Agolli’s role with BNK Petroleum.

We have revised the disclosure as you requested. Please see page 33 of the Amendment.

46. We note you indicate that Mr. Agolli co-founded Sonoro Energy, Ltd. Please indicate if Mr. Agolli has any equity ownership interest in Sonoro Energy, Ltd and the amount of his equity ownership. Also clarify Mr. Agolli’s relationship with Sonoro Energy since January 2012. Specifically address whether Mr. Agolli has provided any services to Sonoro Energy Ltd. since January 2012 and the type of services provided.

We have included the information relating to Mr. Agolli’s relationship with Sonoro, as you requested. Please see page 33 of the Amendment.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 24, 2013

47. Please provide the months for the start and end dates of each of Mr. Raisig’s positions during the last five years. Also, disclose the principal business of the various companies you discuss in your description of his business experience.

Because Mr. Raisig is no longer with the Company, we have deleted his biographical information.

48. Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Agolli should serve as a director for the company in light of the company’s business and structure. See Item 401(e)(1) of Regulation S-K.

We have included this disclosure, as you requested. Please see page 33 of the Amendment.

Executive Compensation, page 36

49. Please revise the first paragraph in this section to clearly indicate that the summary compensation table covers all compensation awarded to, earned by, or paid to the named executive officers.

We have revised this disclosure as you requested. Please see page 34 of the Amendment.

Certain Relationships and Related Transactions . . ., page 37

50. We note the reference on page F-9 to shareholders contributing $327,578 for the building built in Albania in 2011. Please provide the disclosure required by Item 404(d) with respect to this transaction.

We have included the information in the discussion of related party transactions, as you requested. Please see page 35 of the Amendment.

51. We note that Mr. Art Agolli is the Chief Executive Officer, President and sole director of the company. We also note that on April 17, 2012, the company entered into an assignment agreement with Mr. Art Agolli pursuant to which Mr. Agolli agreed to convey to the company all of his right, title and interest in a letter of intent with Sonoro Energy Ltd. the holder of all of the legal and equitable rights and entitlements to a sonic reactor and technology that Sonoro developed for the treatment and upgrading of heavy oil by sonicated solvent de-asphalting. Please revise to provide the disclosure required by Item 404(a) regarding the transaction where the company acquired the assets and technology from Sonoro Energy Ltd. on July 27, 2012.

We have included the information in the discussion of related party transactions, as you requested. Please see page 35 of the Amendment.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 24, 2013

52. Please provide the disclosure required by Item 404(c) of Regulations S-K.

We have revised the disclosure to include the information required by Item 404(c) of Regulation S-K. Please see page 35 of the Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 38

53. Please revise to indicate the number of persons in the group ‘All Officers and Directors as a Group’ noted in the beneficial ownership table.

We have included this information as you requested. Please see page 36 of the Amendment.

Plan of Distribution, page 41

54. We note your statement that “the shares may be sold by one or more of, or a combination of, the following: … any other method permitted under applicable law.” You are required to describe the plan of distribution to be used. Revise to delete the statement that the selling security holder may use “any other method permitted under applicable law.”

We have revised the disclosure as you requested. Please see pages 39 and 40 of the Amendment.

Financial Statements

Petrosonic Albania Sha

Note 1 – Organization, Nature of Operations, and Summary of Significant Accounting Policies, page F-7

Property and Equipment, net, page F-7

55. We note your disclosure that you have not recognized depreciation since inception as none of the equipment has been used in operations. Please tell us why you have not commenced depreciating the equipment given that it is available and ready for use, consistent with U.S. GAAP. Please cite the specific authoritative literature you are relying on for your conclusion in your response. This comment also applies to the post-merger financial statements of Petrosonic Energy.

The above comment was answered in our letter to you dated April 16, 2013, sent in conjunction with amendment number one to our 10-K/T/A for the year ended December 31, 2011.

56. Please provide in a separate note the disclosures required by FASB ASC 360-10-50, as applicable, for your Property and Equipment for all financial statement periods presented.

The above comment was answered in our letter to you dated April 16, 2013, sent in conjunction with amendment number one to our 10-K/T/A for the year ended December 31, 2011.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 24, 2013

Note 3 – Related Party Transactions, page F-9

57. Tell us and expand the note to disclose how Petrosonic Albania Sha valued the building contributed by the shareholders, e.g., fair value, predecessor cost, etc.

The above comment was answered in our letter to you dated April 16, 2013, sent in conjunction with amendment number one to our 10-K/T/A for the year ended December 31, 2011.

Note 5 – Shareholder’s Equity, page F-9

58. Please describe the method of accounting utilized for the purchase of Sonoro Energy’s heavy oil technology license in exchange for 60,000 common shares.

The above comment was answered in our letter to you dated April 16, 2013, sent in conjunction with amendment number one to our 10-K/T/A for the year ended December 31, 2011.

Updating

59. We note you acquired Petrosonic Albania Sha on July 27, 2012 and have only provided its financial statements through December 31, 2011; please provide unaudited interim financial statements of Petrosonic Albania Sha as of and for the six months ended June 30, 2012. However, if you believe Petrosonic Albania Sha is your predecessor, please provide its financial statements on an audited basis through July 27, 2012.

The above comment was answered in our letter to you dated April 16, 2013, sent in conjunction with amendment number one to our 10-K/T/A for the year ended December 31, 2011.

Petrosonic Energy Inc.

Financial Statement Presentation

60. Please provide prior year information comparable to your transition period for the two months ended December 31, 2011. Please note this information may be unaudited and may be provided on the face of the financial statements or in the footnotes to the financial statements. Also, ensure to include a discussion of the comparative period within Management’s Discussion and Analysis, as applicable.

The above comment was answered in our letter to you dated April 16, 2013, sent in conjunction with amendment number one to our 10-K/T/A for the year ended December 31, 2011.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 24, 2013

Notes to the Financial Statements

General

61. Please provide the disclosures required by FASB ASC 360-10-50, as applicable, for your Property and Equipment for all financial statement periods presented.

The above comment was answered in our letter to you dated April 16, 2013, sent in conjunction with amendment number one to our 10-K/T/A for the year ended December 31, 2011.

62. Please provide the disclosures required by FASB ASC 350-30-50, as applicable for your Intangible Assets for all financial statement periods presented.

The above comment was answered in our letter to you dated April 16, 2013, sent in conjunction with amendment number one to our 10-K/T/A for the year ended December 31, 2011.

Note 2: Purchase of Petrosonic Albania Sha, page F-22

63. Please tell us how you considered the contingent consideration (i.e. 10% royalty interest on future revenues) in your analysis of the total purchase price paid to Sonoro Energy Ltd.

The above comment was answered in our letter to you dated April 16, 2013, sent in conjunction with amendment number one to our 10-K/T/A for the year ended December 31, 2011.

Note 5: Capital Stock, page F-24

64. Please tell us how you accounted for the issuance of 20,000,003 common shares to Art Agolli, valued at $160,000, in exchange for all of his interest in a letter of intent with Sonoro Energy Ltd.

The above comment was answered in our letter to you dated April 16, 2013, sent in conjunction with amendment number one to our 10-K/T/A for the year ended December 31, 2011.

Updating

65. Please update your financial statements as required by Rule 8-08 of Regulation S-X in the next amendment to the Form S-1 and provide an updated accountants’ consent.

Included with the Amendment are the financial statements required by Rule 8-08 of Regulation S-X.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 24, 2013

Part II. Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-3

66. Please revise to identify the three consultants who agreed to accept a total of 1,270,000 shares of our common stock in exchange for services.

We have revised this disclosure as you requested. Please see page II-3 of the Amendment.

67. Please provide more detailed disclosure regarding the nature of the services provided by the consultants referred to in the third paragraph of this section. Please see Item 701(c) of Regulation S-K.

We have revised the disclosure as you requested. Please see page II-3 of the Amendment.

Item 17. Undertakings, page II-5

68. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

We have revised the undertakings to include the undertaking required by Item 512(a)(5)(ii). Please see page II-6 of the Amendment.

Exhibits

69. Please file the following agreements as exhibits to the registration statement:

•	The securities purchase agreement and registration rights agreement dated January 16, 2013;

•	The convertible debentures issued to Sierra Growth, Inc., Westlake Advisors Corp. and Jackson Bennett LLC; and

•	The warrant agreements and consulting agreements you refer to under Shares That May Be Sold In The Future, on page 12.

We have filed all of the exhibits, with the exception of the retainer agreement we signed with our attorneys, Richardson & Patel LLP, as you requested. We believe that the retainer agreement with Richardson & Patel LLP includes attorney-client privileged information.

70. Please file Exhibit 10.8 in the proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

We have re-filed this exhibit, as you requested.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 24, 2013

Exhibit 23.1

71. Please obtain a consent from your independent accountant for the audit report dated July 20, 2012 for the financial statements of Petrosonic Albania Sha.

The audit report dated July 20, 2012 is not included in this filing. We have attached the auditor’s consent relating to the report on the Company’s financial statements for the periods ended December 31, 2012 and 2011 which is dated May 2, 2013.

In responding to your comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has adequately addressed your comments. If you have additional comments or questions, please contact Mary Ann Sapone, Esq. via e-mail at msapone@richardsonpatel.com or by telephone at (707) 937-2059.

Very truly yours,

PETROSONIC ENERGY, INC.

By:	/s/ Art Agolli
Art Agolli
Chief Executive Officer